EXHIBIT 4.1

DESCRIPTION OF SECURITIES

The following is a brief description of shares of common stock (“common stock”) of BluSky AI Inc. (the “Company,” “we,” “us,” or “our”). The brief description is based upon our Articles of Incorporation, including the Certificate of Amendment to our Articles of Incorporation, (as amended, our “Articles of Incorporation”), our Bylaws (our “Bylaws”), and provisions of applicable Nevada law. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of our Articles of Incorporation and Bylaws, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K.

Market Information

Our common stock is not traded on any exchange. Our common stock is quoted on the Pink tier of the over-the-counter markets administered by OTC Markets Group, Inc. under the trading symbol “IMIID” that will soon be changed to “BSAI.” We cannot assure you that there will be a market in the future for our common stock.

OTC securities are not listed and traded on the floor of an organized national or regional stock exchange. Instead, OTC securities transactions are conducted through a telephone and computer network connecting dealers. OTC issuers are traditionally smaller companies that do not meet the financial and other listing requirements of a national or regional stock exchange.

Classes of Stock

We have two classes of stock: common stock and Series A Preferred Stock.

Preferred Stock

On August 30, 2016, the Board of Directors of the Company, pursuant to Article II of the Company’s Articles of Incorporation, approved the designation of fifty-one (51) shares of its authorized capital stock as “Series A Preferred Stock”. The Certificate of Designation for the Series A Preferred Stock was filed on August 31, 2016. These shares have preferential voting rights and no conversion rights.

Common Stock

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Our holders of common stock do not have cumulative voting rights. Holders of common stock will be entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor, which may be paid in cash, property, or in shares of the Company’s capital stock. Upon liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of common stock will be entitled to receive their ratable share of the net assets of the Company legally available for distribution after payment of all debts and other liabilities. There are no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Holders

As of March 26, 2025, there were 1,479 holders of record of our common stock and one holder of record for our preferred stock.

Dividends

To date, we have not paid dividends on shares of our common stock and we do not expect to declare or pay dividends on shares of our common stock in the foreseeable future. The payment of any dividends will depend upon our future earnings, if any, our financial condition, and other factors deemed relevant by our Board of Directors.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Colonial Stock Transfer Company.

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